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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                         DUTY FREE INTERNATIONAL, INC.
                           (Name of Subject Company)
                            ------------------------

                                    BAA PLC
                          W&G ACQUISITION CORPORATION
                                   (Bidders)
                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                            ------------------------

                                   267 08410
                     (CUSIP Number of Class of Securities)
                            ------------------------

                                  ROBERT HERGA
                             HEAD OF LEGAL SERVICES
                                    BAA PLC
                                 STOCKLEY HOUSE
                                130 WILTON ROAD
                                LONDON SW1V 1LQ

          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                            ------------------------

                                    COPY TO:
                            STEPHEN A. GREENE, ESQ.
                            CAHILL GORDON & REINDEL
                                 80 PINE STREET
                            NEW YORK, NEW YORK 10005
                                 (212) 701-3000

                           CALCULATION OF FILING FEE
                            ------------------------

------------------------------------------------------------------------------------------------------------------
                 TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE*
--------------------------------------------------------  --------------------------------------------------------
                      $707,911,392                                                $141,582

------------------------------------------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 27,340,088 shares of Common Stock of the Subject Company at $24.00 net per share in cash and the purchase of all outstanding options of the Subject Company.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Bidders for such number of Shares.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:  Not Applicable    Filing Party:  Not Applicable

Form of Registration No.:  Not Applicable    Date Filed:  Not Applicable
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         Exhibit Index begins on Page 9
                              (Page 1 of 9 Pages)

CUSIP No. G3774N 10 0
--------------------------------------------------------------------------------

 1. Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons
   BAA PLC            I.R.S. No. Not Applicable
--------------------------------------------------------------------------------

 2. Check the Appropriate Box if a Member of Group
   (See Instructions)                                                    (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------

 3. SEC Use Only

--------------------------------------------------------------------------------

 4. Sources of Funds (See Instructions)
   BK, WC
--------------------------------------------------------------------------------

 5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
    or 2(f)                                                                  / /
--------------------------------------------------------------------------------

 6. Citizenship or Place of Organization
   England
--------------------------------------------------------------------------------

 7. Aggregate Amount Beneficially Owned by Each Reporting Person
   14,060,440*
--------------------------------------------------------------------------------

 8. Check if the Aggregate Amount in Row (7)
   Excludes Certain Shares (See Instructions)                                / /
--------------------------------------------------------------------------------

 9. Percent of Class Represented by Amount in Row (7)
   Approximately 43% of the shares outstanding as of July 1, 1997 (plus the Shares issuable pursuant to the Option Agreement)*.
--------------------------------------------------------------------------------

10. Type of Reporting Person (See Instructions)
   CO

                         Exhibit Index begins on Page 9
                              (Page 2 of 9 Pages)

CUSIP No. G3774N 10 0
--------------------------------------------------------------------------------

 1. Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons
   W&G Acquisition Corporation                                        I.R.S. No.
                                                                       (pending)
--------------------------------------------------------------------------------

 2. Check the Appropriate Box if a Member of Group
   (See Instructions)                                                    (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------

 3. SEC Use Only

--------------------------------------------------------------------------------

 4. Sources of Funds (See Instructions)
   BK, WC
--------------------------------------------------------------------------------

 5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
    or 2(f)                                                                  / /
--------------------------------------------------------------------------------

 6. Citizenship or Place of Organization
   Maryland
--------------------------------------------------------------------------------

 7. Aggregate Amount Beneficially Owned by Each Reporting Person
   14,060,440*
--------------------------------------------------------------------------------

 8. Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See
    Instructions)                                                            / /
--------------------------------------------------------------------------------

 9. Percent of Class Represented by Amount in Row (7)
   Approximately 43% of the shares outstanding as of July 1, 1997, (plus the shares issuable pursuant to the Option Agreement).
--------------------------------------------------------------------------------

10. Type of Reporting Person (See Instructions)
   CO

------------------------

* On July 2, 1997, W&G Acquisition Corporation (the "Purchaser") and BAA plc ("Parent") entered into a Shareholders Agreement (the "Shareholders Agreement") with certain shareholders (the "Selling Shareholders") of Duty Free International, Inc. (the "Company"), pursuant to which, upon the terms set forth therein, the Selling Shareholders have agreed to tender, in accordance with the terms of the tender offer described in this statement (the "Offer"), all of the shares of common stock, par value $.01 per share (the "Shares") of the Company, owned (beneficially or of record) by the Selling Shareholders. As of July 2, 1997, the Selling Shareholders owned (either beneficially or of record), excluding Shares issuable upon the exercise of stock options currently outstanding) 8,626,073 Shares, which are reflected in Rows 7 and 9 in each of the tables above. The Shareholders Agreement is described more fully in Section 12 of the Offer to Purchase dated July 9, 1997. In addition, on July 2, 1997, the Company and Parent entered into a Stock Option Agreement (the "Option Agreement") pursuant to which the Company has an irrevocable option (the "Option") to purchase up to 5,434,367 newly issued Shares (the "Option Shares") upon the terms and subject to the conditions of the Option Agreement, at a price of $24 per Option Share. The Option Agreement is described more fully in Section 12 of the Offer to Purchase dated July 9, 1997.

                         Exhibit Index begins on Page 9
                              (Page 3 of 9 Pages)

    This Schedule 14D-1 relates to the offer by W&G Acquisition Corporation (the "Purchaser"), a Maryland company and a wholly-owned subsidiary of BAA plc, a corporation organized under the laws of England ("Parent"), to purchase all of the outstanding Common Stock, par value $.01 per share (the "Shares"), of Duty Free International, Inc., a Maryland corporation (the "Company"), at a purchase price of $24.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 9, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which are annexed to and filed with this
Schedule 14D-1 as Exhibits (a)(1) and (a)(2). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (A) The name of the subject company is Duty Free International, Inc. The address of its principal executive offices is 63 Copps Hill Road, Ridgefield, Connecticut 06877.

    (b) The equity securities to which this Schedule 14D-1 relates are the Shares. Reference is hereby made to the information set forth in the "Introduction" and Section 1 ("Terms of the Offer") of the Offer to Purchase, which is incorporated herein by reference.

    (c) Reference is hereby made to the information set forth in Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)--(d) Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent") and Schedule I ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.
(e)--(f) During the last five years, neither Parent nor the Purchaser, nor, to their knowledge, any of their respective executive officers and directors listed in Schedule I ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

    (g) Reference is hereby made to the information set forth in Schedule I ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)--(b) Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Background of the Offer; Contacts with the Company") and
Section 12 ("Purpose of the Offer, Merger, Merger Agreement, Shareholders Agreement, and Option Agreement") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)--(b) Reference is hereby made to the information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase, which is incorporated herein by reference.

    (c) Not applicable.

                         Exhibit Index begins on Page 9
                              (Page 4 of 9 Pages)

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSAL OF THE BIDDER.

    (a)--(g) Reference is hereby made to the information set forth in the "Introduction," Section 11 ("Background of the Offer; Contacts with the Company"), Section 12 ("Purpose of the Offer, Merger, Merger Agreement, Stockholder Agreement, and Option Agreement"), Section 7 ("Effect of the Offer on the Market for the Shares; NYSE Quotation and Exchange Act Registration") and
Section 13 ("Dividends and Distributions") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)--(b) Reference is hereby made to the information set forth in (i) the "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Background of the Offer; Contacts with the Company"),
Section 12 ("Purpose of the Offer, Merger, Merger Agreement, Shareholders Agreement, and Option Agreement") and Schedule I ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase and (ii) the Merger Agreement, each of which is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
       RELATIONSHIPS WITH RESPECT TO THE SUBJECT
       COMPANY'S SECURITIES.

    Reference is hereby made to the information set forth in (i) the "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Background of the Offer; Contacts with the Company") and
Section 12 ("Purpose of the Offer, Merger, Merger Agreement, Shareholders Agreement, and Option Agreement") of the Offer to Purchase, (ii) the Merger Agreement, the Shareholders Agreement and the Option Agreement each of which is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Reference is hereby made to the information set forth in Section 16 ("Fees and Expenses") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Not Applicable.

ITEM 10. ADDITIONAL INFORMATION.

    (a) Reference is hereby made to the information set forth in Section 12 ("Purpose of the Offer, Merger, Merger Agreement, Shareholders Agreement, and Option Agreement") of the Offer to Purchase, which is incorporated herein by reference.

    (b)--(c) Reference is hereby made to the information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase, which is incorporated herein by reference.

    (d) Reference is hereby made to the information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; NYSE Quotation and Exchange Act Registration") of the Offer to Purchase, which is incorporated herein by reference.

    (e) To the best knowledge of Parent and the Purchaser, no such proceedings are pending or have been instituted.

    (f) Reference is hereby made to the entire text of the Offer to Purchase and the related Letter of Transmittal, which is incorporated herein by reference.

                         Exhibit Index begins on Page 9
                              (Page 5 of 9 Pages)

                   ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     --Offer to Purchase, dated July 9, 1997.
(a)(2)     --Letter of Transmittal.
(a)(3)     --Notice of Guaranteed Delivery.
(a)(4)     --Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees.
(a)(5)     --Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.
(a)(6)     --Guidelines of the Internal Revenue Service for Certification of Taxpayer
             Identification Number on Substitute Form W-9.
(a)(7)     --Text of press release issued by Parent dated July 3, 1997.
(a)(8)     --Form of Summary Advertisement, dated July 9, 1997.
(b)        --Not applicable.
(c)(1)     --Agreement and Plan of Merger dated as of July 2, 1997, among Parent, the Purchaser and the Company.
(c)(2)     --Shareholders Agreement dated as of July 2, 1997 among the Company, the shareholders named therein, the Parent and the Purchaser.
(c)(3)     --Stock Option Agreement dated as of July 2, 1997 among the Company and the Parent.
(c)(4)     --Confidentiality Agreements dated as of January 6, 1997 among the Company and the
             Parent.
(d)        --Not applicable.
(e)        --Not applicable.
(f)        --Not applicable.

                         Exhibit Index begins on Page 9
                              (Page 6 of 9 Pages)

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                BAA PLC

                                By:  /s/ J. RUSSELL F. WALLS
                                     ----------------------------------------
                                     Name: J. Russell F. Walls
                                     Title: Group Finance Director

Dated: July 9, 1997

                         Exhibit Index begins on Page 9
                              (Page 7 of 9 Pages)

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                W&G ACQUISITION CORPORATION

                                By:  /s/ J. RUSSELL F. WALLS
                                     ----------------------------------------
                                     Name: J. Russell F. Walls
                                     Title: President

Dated: July 9, 1997

                         Exhibit Index begins on Page 9
                              (Page 8 of 9 Pages)

  EXHIBIT                                                                                                 SEQUENTIAL
    NO.                                                 DESCRIPTION                                       PAGE NUMBER
-----------             ----------------------------------------------------------------------------  -------------------

    (a)(1)          --  Offer to Purchase, dated July 9, 1997.

    (a)(2)          --  Letter of Transmittal.

    (a)(3)          --  Notice of Guaranteed Delivery.

    (a)(4)          --  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                        Other Nominees.

    (a)(5)          --  Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
                        Trust Companies and Other Nominees.

    (a)(6)          --  Guidelines of the Internal Revenue Service for Certification of Taxpayer
                        Identification Number on Substitute Form W-9.

    (a)(7)          --  Text of press release issued by Parent dated July 3, 1997.

    (a)(8)          --  Form of Summary Advertisement, dated July 9, 1997.

       (b)          --  Not applicable.

    (c)(1)          --  Agreement and Plan of Merger dated as of July 2, 1997 among Parent, the
                        Purchaser and the Company.

    (c)(2)          --  Shareholders Agreement dated as of July 2, 1997 among the Company, the shareholders named therein, the Parent and the Purchaser.

    (c)(3)          --  Stock Option Agreement dated as of July 2, 1997 among the Company and the
                        Parent.

    (c)(4)          --  Confidentiality Agreements dated as of January 6, 1997 among the Company and the Parent.

                         Exhibit Index begins on Page 9
                              (Page 9 of 9 Pages)